Exhibit 99.4

June 9, 2023

Boards of Directors
Cambray Mutual Holding Company
Gouverneur Bancorp, Inc.
Gouverneur Savings and Loan Association
42 Church Street

Gouverneur, New York 13642

Re:           Plan of Conversion

Cambray Mutual Holding Company
Gouverneur Bancorp, Inc.
Gouverneur Savings and Loan Association

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of Cambray Mutual Holding Company (the “MHC”), Gouverneur Bancorp, Inc., a federally chartered savings and loan holding company (the “Mid-Tier”), and Gouverneur Savings and Loan Association. The Plan provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, a new Maryland stock holding company named Gouverneur Bancorp, Inc. (the “Company”) will be organized and will sell shares of common stock in a public offering. When the conversion is completed, all of the capital stock of Gouverneur Savings and Loan Association will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Gouverneur Savings and Loan Association. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of Gouverneur Savings and Loan Association (or the Company and Gouverneur Savings and Loan Association).

In the unlikely event that either Gouverneur Savings and Loan Association (or the Company and Gouverneur Savings and Loan Association) were to liquidate after the conversion (including, a liquidation of Gouverneur Savings and Loan Association following a purchase and assumption transaction with a credit union acquiror), all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of September 30, 2021 and depositors as of the date of record for Supplement Eligible Account Holders. Also, in a complete liquidation of both entities, or of Gouverneur Savings and Loan Association, when the Company has insufficient assets (other than the stock of Gouverneur Savings and Loan Association), or of Gouverneur Savings and Loan Association following a purchase and assumption transaction with a credit union acquiror, to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Gouverneur Savings and Loan Association has positive net worth, Gouverneur Savings and Loan Association shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Gouverneur Savings and Loan Association, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Gouverneur Savings and Loan Association, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Boards of Directors

June 9, 2023

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Gouverneur Savings and Loan Association (or the Company and Gouverneur Savings and Loan Association), that liquidation rights in the Company automatically transfer to Gouverneur Savings and Loan Association in the event the Company is completely liquidated or sold apart from a sale or liquidation of Gouverneur Savings and Loan Association, and that after two years from the date of conversion and upon written request of the FRB, the Company will transfer the liquidation account and depositors’ interest in such account to Gouverneur Savings and Loan Association and the liquidation account shall thereupon become the liquidation account of Gouverneur Savings and Loan Association no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Gouverneur Savings and Loan Association liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets or following a purchase and assumption transaction with a credit union acquiror does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.